UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41401

Prenetics Global Limited

Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 14, 2026, Prenetics Global Limited (the "Company") announced the closing of a $1 billion growth financing arrangement with General Catalyst's Customer Value Fund for the Company's IM8 business. For further details regarding risks relating to the financing arrangement, refer to "Risk Factors Related to General Catalyst Financing Arrangement" included as Exhibit 99.1 to this Report on Form 6-K (this "Report"). This Report also contains the Customer Investment Agreement and the Master Guarantee Agreement entered into in connection with the financing arrangement, included as Exhibits 99.2 and 99.3 to this Report, respectively.

The description of the terms of the Customer Investment Agreement and the Master Guarantee Agreement included in the Company's press release and investor presentation, included as Exhibits 99.1 and 99.2, respectively, to the Report on Form 6-K furnished by the Company on July 14, 2026, is qualified in its entirety by reference to Exhibits 99.2 and 99.3 to this Report.

INCORPORATION BY REFERENCE

This Report, along with Exhibits 99.1, 99.2 and 99.3, is incorporated by reference into the registration statements on Form F-3 (File Nos. 333-294765, 333-265284, 333-276538 and 333-288824) and Form S-8 (File Nos. 333-287017, 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (including any prospectuses forming a part of such registration statements), including all amendments thereto, filed with the U.S. Securities and Exchange Commission (the "SEC"), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this report, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the impact of the Customer Investment Agreement with GC Customer Value Arranger, LLC is unpredictable, and the arrangement may not function as expected, and its failure to do so could materially and adversely impact our financial condition and results of operations, we may require additional capital to grow our business, which may not be available on terms acceptable to us or at all, the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this report is as of the date of this report, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this report constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Risk Factors Related to General Catalyst Financing Arrangement
99.2*	Customer Investment Agreement, dated July 13, 2026
99.3*	Master Guarantee Agreement, dated July 13, 2026
__________________________________________
* Portions of this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted portion upon request by the SEC.

The representations, warranties and covenants contained in the Customer Investment Agreement and the Master Guarantee Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Customer Investment Agreement and the Master Guarantee Agreement, (b) are subject to materiality qualifications contained therein which may differ from what may be viewed as material by investors, (c) were made only as of the date of the relevant agreement or such other date as is specified in such agreement, and (d) have been included in the relevant agreement for the purpose of allocating risk between the contracting parties, rather than establishing matters as fact. Accordingly, the Customer Investment Agreement and the Master Guarantee Agreement are included with this filing only to provide investors with information regarding the terms of such agreements, and not to provide investors with any other factual information regarding the Company, the parties to such agreements, or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the parties to such agreements, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Customer Investment Agreement and the Master Guarantee Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Danny Sheng Wu Yeung
	Name:	Danny Sheng Wu Yeung
	Title:	Chief Executive Officer

Date: August 7, 2026